Jiya Acquisition Corp. 628 Middlefield Road Palo Alto, CA 94301 November 16, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mr. Sergio Chinos
        Ms. Erin Purnell

Re:	Jiya Acquisition Corp. Registration Statement on Form S-1 Registration No. 333-249808

Dear Mr. Chinos and Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on November 18, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Jiya Acquisition Corp.

By:	/s/ Rekha Hemrajani
Name: Rekha Hemrajani
Title: Chief Executive Officer

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP